                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D
                               (Amendment No. 1)

                   Under the Securities Exchange Act of 1934

                          Hallwood Energy Corporation
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
                      Series A Cumulative Preferred Stock
                         (Title of Class of Securities)

                                   40636X105
                                   40636x204
                                 (CUSIP Number)

                               Jack D. Hightower
                            Chief Executive Officer
                              Pure Resources, Inc.
                               500 West Illinois
                             Midland, Texas  79701
                                 (915) 498-8600

                                    Copy to:

                                Joe Dannenmaier
                            Thompson & Knight L.L.P.
                        1700 Pacific Avenue, Suite 3300
                              Dallas, Texas  75201
                                 (214) 969-1393

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  May 9, 2001
                      (Date of Event Which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), Section 240.13d-1(f) or Section 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              CUSIP NO. 40636X105
                              CUSIP NO. 40636X204

-----------------------------------------------------------------------------------------------------------------------
(1)    Name of Reporting Persons................................................................. Pure Resources, Inc.
       I.R.S. Identification Nos. of the above persons (entities only)..................................... 74-2952918
-----------------------------------------------------------------------------------------------------------------------
(2)    Check the Appropriate Box if a Member of a Group                                                       (a)  [ ]
       (See Instructions)                                                                                     (b)  [X]
-----------------------------------------------------------------------------------------------------------------------
(3)    SEC Use Only
-----------------------------------------------------------------------------------------------------------------------
(4)    Source of Funds (See Instructions)                                                                           BK
-----------------------------------------------------------------------------------------------------------------------
(5)    Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
-----------------------------------------------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization
     Pure Resources Inc. is a corporation organized under the laws of the State of Delaware.
-----------------------------------------------------------------------------------------------------------------------
     Number of                        (7)  Sole Voting Power                                                         0
     Shares                           --------------------------------------------------------------------------------
     Beneficially                     (8)  Shared Voting Power                                        8,204,711 common
                                      --------------------------------------------------------------------------------
                                                                                                   1,765,289 preferred
                                      --------------------------------------------------------------------------------
     Owned by
     Each                             (9)  Sole Dispositive Power                                                    0
     Reporting                        --------------------------------------------------------------------------------
     Person With:                     (10) Shared Dispositive Power                                   8,204,711 common
                                      --------------------------------------------------------------------------------
                                                                                                   1,765,289 preferred
                                      --------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person                                    8,204,711  common
                                                                                                   1,765,289 preferred
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)                      [ ]
-----------------------------------------------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)                                                  85% common/1/
                                                                                                      78% preferred/2/
-----------------------------------------------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)                                                                    CO
-----------------------------------------------------------------------------------------------------------------------

/1/ Based on 9,659,239 shares of Common Stock outstanding as of March 9, 2001. /2/ Based on 2,263,573 shares of Common Stock outstanding as of March 9, 2001.

                              CUSIP NO. 40636X105
                              CUSIP NO. 40636X204

-----------------------------------------------------------------------------------------------------------------------
(1)  Name of Reporting Persons.................................................................Pure Resources II, Inc.
     I.R.S. Identification Nos. of the above persons (entities only)....................................... 75-2933049
-----------------------------------------------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group (See Instructions)                                       (a) [ ]
     (See Instructions)                                                                                        (b) [X]
-----------------------------------------------------------------------------------------------------------------------
(3)  SEC Use Only
-----------------------------------------------------------------------------------------------------------------------
(4)  Source of Funds (See Instructions)                                                                             BK
-----------------------------------------------------------------------------------------------------------------------
(5)  Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)                       [ ]
-----------------------------------------------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization
     Pure Resources II, Inc. is a corporation organized under the laws of the State of Delaware.
-----------------------------------------------------------------------------------------------------------------------
     Number of                        (7) Sole Voting Power                                           8,204,711 common
                                      --------------------------------------------------------------------------------
                                                                                                   1,765,289 preferred
                      ------------------------------------------------------------------------------------------------
     Shares
     Beneficially                     (8) Shared Voting Power                                                        0
     Owned by                         --------------------------------------------------------------------------------
     Each                             (9) Sole Dispositive Power                                      8,204,711 common
                      ------------------------------------------------------------------------------------------------
                                                                                                   1,765,289 preferred
                      ------------------------------------------------------------------------------------------------
     Reporting
     Person With:                     (10) Shared Dispositive Power                                                  0
                      ------------------------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person                                     8,204,711 common
                                                                                                   1,765,289 preferred
-----------------------------------------------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)                      [ ]

-----------------------------------------------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)                                                  85% common/1/
                                                                                                      78% preferred/2/
-----------------------------------------------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)                                                                    CO
-----------------------------------------------------------------------------------------------------------------------

/1/ Based on 9,659,239 shares of Common Stock outstanding as of March 9, 2001. /2/ Based on 2,263,573 shares of Common Stock outstanding as of March 9, 2001.

                              CUSIP NO. 40636X105
                              CUSIP NO. 40636X204

-----------------------------------------------------------------------------------------------------------------------
(1)  Name of Reporting Persons.................................................................Titan Exploration, Inc.
     I.R.S. Identification Nos. of the above persons (entities only)........................................75-2671582
-----------------------------------------------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group (See Instructions)                                       (a) [ ]
     (See Instructions)                                                                                        (b) [X]
-----------------------------------------------------------------------------------------------------------------------
(3)  SEC Use Only
-----------------------------------------------------------------------------------------------------------------------
(4)  Source of Funds (See Instructions)                                                                             BK
-----------------------------------------------------------------------------------------------------------------------
(5)  Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)                       [ ]
-----------------------------------------------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization
     Tital Exploration, Inc. is a corporation organized under the laws of the State of Delaware.
-----------------------------------------------------------------------------------------------------------------------
     Number of                        (7) Sole Voting Power                                                          0
                                      --------------------------------------------------------------------------------
     Shares
     Beneficially                     (8) Shared Voting Power                                         8,204,711 common
                                      --------------------------------------------------------------------------------
                                                                                                   1,765,289 preferred
                      ------------------------------------------------------------------------------------------------
     Owned by
     Each                             (9) Sole Dispositive Power                                                     0
                      ------------------------------------------------------------------------------------------------
     Reporting
     Person With:                     (10) Shared Dispositive Power                                   8,204,711 common
----------------------------------------------------------------------------------------------------------------------
                                                                                                   1,765,289 preferred
                      ------------------------------------------------------------------------------------------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person                                    8,204,711  common
                                                                                                   1,765,289 preferred
----------------------------------------------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)                       [ ]
----------------------------------------------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)                                                   85% common/1/
                                                                                                       78% preferred/2/
----------------------------------------------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)                                                                     CO

----------------------------------------------------------------------------------------------------------------------

/1/ Based on 9,659,239 shares of Common Stock outstanding as of March 9, 2001. /2/ Based on 2,263,573 shares of Common Stock outstanding as of March 9, 2001.

                              CUSIP NO. 40636X105
                              CUSIP NO. 40636X204

-----------------------------------------------------------------------------------------------------------------------
(1)  Name of Reporting Persons......................................................................Unocal Corporation
     I.R.S. Identification Nos. of the above persons (entities only)........................................75-2671582
-----------------------------------------------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group (See Instructions)                                       (a) [ ]
     (See Instructions)                                                                                        (b) [X]
-----------------------------------------------------------------------------------------------------------------------
(3)  SEC Use Only
-----------------------------------------------------------------------------------------------------------------------
(4)  Source of Funds (See Instructions)                                                                             BK
-----------------------------------------------------------------------------------------------------------------------
(5)  Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)                       [ ]
-----------------------------------------------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization
     Unocal Corporation is a corporation organized under the laws of the State of Delaware.
-----------------------------------------------------------------------------------------------------------------------
     Number of                        (7) Sole Voting Power                                                          0
                                      --------------------------------------------------------------------------------
     Shares
     Beneficially                     (8) Shared Voting Power                                         8,204,711 common
                                      --------------------------------------------------------------------------------
                                                                                                   1,765,289 preferred
                      ------------------------------------------------------------------------------------------------
     Owned by
     Each                             (9) Sole Dispositive Power                                                     0
                      ------------------------------------------------------------------------------------------------
     Reporting
     Person With:                     (10) Shared Dispositive Power                                   8,204,711 common
----------------------------------------------------------------------------------------------------------------------
                                                                                                   1,765,289 preferred
                      ------------------------------------------------------------------------------------------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person                                    8,204,711  common
                                                                                                   1,765,289 preferred
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)                      [ ]
----------------------------------------------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)                                                  85% common/1/
                                                                                                      78% preferred/2/
----------------------------------------------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)                                                                    CO
----------------------------------------------------------------------------------------------------------------------

/1/ Based on 9,659,239 shares of Common Stock outstanding as of March 9, 2001. /2/ Based on 2,263,573 shares of Common Stock outstanding as of March 9, 2001.

                              CUSIP NO. 40636X105
                              CUSIP NO. 40636X204

-----------------------------------------------------------------------------------------------------------------------
(1)  Name of Reporting Persons.........................................................Union Oil Company of California
     I.R.S. Identification Nos. of the above persons (entities only)........................................95-1315450
-----------------------------------------------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group (See Instructions)                                       (a) [ ]
     (See Instructions)                                                                                        (b) [X]
-----------------------------------------------------------------------------------------------------------------------
(3)  SEC Use Only
-----------------------------------------------------------------------------------------------------------------------
(4)  Source of Funds (See Instructions)                                                                             BK
-----------------------------------------------------------------------------------------------------------------------
(5)  Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)                       [ ]
-----------------------------------------------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization
     Union Oil Company of California is a corporation organized under the laws of the State of California.
-----------------------------------------------------------------------------------------------------------------------
     Number of                        (7) Sole Voting Power                                                          0
                                      --------------------------------------------------------------------------------
     Shares
     Beneficially                     (8) Shared Voting Power                                         8,204,711 common
                                      --------------------------------------------------------------------------------
                                                                                                   1,765,289 preferred
                      ------------------------------------------------------------------------------------------------
     Owned by
     Each                             (9) Sole Dispositive Power                                                     0
                      ------------------------------------------------------------------------------------------------
     Reporting
     Person With:                     (10) Shared Dispositive Power                                   8,204,711 common
----------------------------------------------------------------------------------------------------------------------
                                                                                                   1,765,289 preferred
----------------------------------------------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person                                    8,204,711  common
                                                                                                   1,765,289 preferred
----------------------------------------------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)                      [ ]
----------------------------------------------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)                                                  85% common/1/
                                                                                                      78% preferred/2/
----------------------------------------------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)                                                                    CO
----------------------------------------------------------------------------------------------------------------------

/1/ Based on 9,659,239 shares of Common Stock outstanding as of March 9, 2001. /2/ Based on 2,263,573 shares of Common Stock outstanding as of March 9, 2001.

                              CUSIP NO.  40636X105

                              CUSIP NO.  40636X204

                           Statement on Schedule 13D

This Amendment No. 1 to Schedule 13D amends the Schedule 13D, dated April 10, 2001, (the "Schedule 13D"), filed by Pure Resources, Inc., a Delaware corporation ("Pure Resources"), Pure Resources II, Inc., a Delaware corporation ("Purchaser"), Titan Exploration, Inc., a Delaware corporation ("Titan"), Unocal Corporation, a Delaware corporation ("Unocal"), and Union Oil Company of California, a California corporation ("Union Oil" and collectively, the "Reporting Persons"). Unless otherwise indicated, all capitalized terms used but not defined herein have the meanings ascribed to such terms in the Schedule 13D. "No material changes" means no material changes to the response contained in the Schedule 13D previously filed.

Item 1.  Security and Issuer.

         Item 1 is hereby amended and restated in its entirety as follows:

         The classes of equity securities to which this statement relates are the common stock, par value $.01 per share (the "Common Stock") and the Series A Cumulative Preferred Stock, par value $.01 per share (the "Preferred Stock"), of Hallwood Energy Corporation, a Delaware corporation ("Hallwood"). The address of Hallwood's principal executive offices is 4610 S. Ulster Street, Suite 200, Denver, Colorado 80237.

Item 2.  Identity and Background.

         No material changes.

Item 3.  Source and Amount of Funds or Other Consideration.

         Item 3 is hereby amended and supplemented to add the following:

         "The information set forth in Section 10 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

Item 4.  Purpose of Transaction.

         No material changes.

Item 5.  Interest in Securities of the Issuer.

         Item 3 is hereby amended and supplemented to add the following:

         "The Offer expired at 12:00 midnight, New York City time, on Tuesday, May 8, 2001. Pursuant to the Offer, on May 9 the Purchaser accepted for payment approximately 8,204,711 shares of Common Stock reported by the Depositary as having been tendered in the Offer, representing approximately 85% of the outstanding Common Stock as of May 8, 2001. The Purchaser also accepted for payment approximately 1,765,289 shares of Preferred Stock reported by the Depositary as having been tendered in the Offer, representing approximately 78% of the outstanding Preferred Stock as of May 8, 2001."


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

          No material changes.

Item 7.   Material to Be Filed as Exhibits.

          Item 7 is amended and supplemented to add the following:

          (5) Joint Filing Agreement dated May 9, 2001 among the Reporting Persons.

          (6) Credit Agreement, dated September 29, 2000, among Pure Resources, Inc., the Lenders party thereto, The Chase Manhattan Bank, as Administrative Agent, First Union National Bank, as Syndication Agent, and Credit Lyonnais New York Branch, as Documentation Agent (incorporated by reference to Exhibit 10.13 to the Pure Resources, Inc. Quarterly Report on Form 10-Q for the quarter ended September 30, 2000).

          (7) Credit Agreement, dated September 29, 2000, among Pure Resources, Inc., the Lenders party thereto, The Chase Manhattan Bank, as Administrative Agent, First Union National Bank, as Syndication Agent, and BNP Paribas, as Documentation Agent (incorporated by reference to Exhibit 10.14 to the Pure Resources, Inc. Quarterly Report on Form 10-Q for the quarter ended September 30, 2000).

          (8) Consent and Waiver Letter dated January 31, 2001, to the Credit Agreements dated September 29, 2000, among Pure Resources, Inc., the Lenders party thereto, The Chase Manhattan Bank, as Administrative Agent and First Union National Bank, as Syndication Agent (incorporated by reference to Exhibit 10.28 to the Pure Resources, Inc. Annual Report on Form 10-K for the year ended December 31, 2000).

                              CUSIP NO. 40636X105

                              CUSIP NO. 40636X204

                                   SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: May 9, 2001                       PURE RESOURCES, INC.



                                        By:    /s/  Jack D. Hightower
                                              ------------------------------
                                              Name: Jack D. Hightower
                                              Title:   President

                              CUSIP NO. 40636X105

                              CUSIP NO. 40636X204


                                   SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: May 9, 2001                PURE RESOURCES II, INC.



                                        By:    /s/  Jack D. Hightower
                                              ------------------------------
                                              Name: Jack D. Hightower
                                              Title:   President

                              CUSIP NO. 40636X105

                              CUSIP NO. 40636X204


                                   SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: April 10, 2001                    TITAN EXPLORATION, INC.




                                        By:    /s/  Jack D. Hightower
                                              ------------------------------
                                              Name: Jack D. Hightower
                                              Title:   President

                              CUSIP NO. 40636X105

                              CUSIP NO. 40636X204

                                   SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: May 9, 2001                     UNOCAL CORPORATION



                                         By:  /s/ Terry G. Dallas
                                              ----------------------------------
                                              Name:  Terry G. Dallas
                                                     --------------------------
                                              Title: Executive Vice President &
                                                     Chief Financial Officer
                                                     --------------------------

                              CUSIP NO. 40636X105

                              CUSIP NO. 40636X204

                                   SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: May 9, 2001                   UNION OIL COMPANY OF CALIFORNIA




                                         By:  /s/ Terry G. Dallas
                                              ----------------------------------
                                              Name:  Terry G. Dallas
                                                     --------------------------
                                              Title: Executive Vice President
                                                     & Chief Financial Officer
                                                     --------------------------

                                   Exhibit 4

                             JOINT FILING AGREEMENT

     The undersigned reporting persons hereby agree that the statements filed pursuant to this Schedule 13D, dated May 9, 2001, to which this Agreement is filed as an exhibit, are filed on behalf of each of them.

Date: May 9, 2001              PURE RESOURCES, INC.



                               By:   /s/ Jack Hightower
                                    ------------------------------------
                                 Name: Jack Hightower
                                       ---------------------------------
                                 Title: President
                                        --------------------------------



Date: May 9, 2001              PURE RESOURCES II, INC.



                               By:   /s/ Jack Hightower
                                    ------------------------------------
                                 Name: Jack Hightower
                                       ---------------------------------
                                 Title: President
                                        --------------------------------



Date: May 9, 2001              TITAN EXPLORATION, INC.



                               By:   /s/ Jack Hightower
                                    ------------------------------------
                                 Name: Jack Hightower
                                       ---------------------------------
                                 Title: President
                                        --------------------------------



Date: May 9, 2001              UNOCAL CORPORATION



                               By:  /s/ Terry G. Dallas
                                   -------------------------------------
                                 Name: Terry G. Dallas
                                      ----------------------------------
                                 Title: Executive Vice President &
                                        Chief Financial Officer
                                        --------------------------------


Date: May 9, 2001              UNION OIL COMPANY OF CALIFORNIA



                               By:  /s/ Terry G. Dallas
                                   -------------------------------------
                                 Name: Terry G. Dallas
                                      ----------------------------------
                                 Title: Executive Vice President &
                                        Chief Financial Officer
                                        --------------------------------